SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

913821 30 2

(CUSIP Number)

Dave M. Muchnikoff, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 2 of 5 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael L. Kovens

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS N/A

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 187,742 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 187,742 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,742 shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

	14.	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 3 of 5 Pages

            This is Amendment No. 13 to the Schedule 13D filed on September 14, 1998, by Michael L. Kovens (the "Reporting Person"). Amendments were filed for events on December 24, 2001, February 10, May 7 and October 11, 2002, September 3, 2003, May 26 and December 15, 2004, and May 17, July 18, September 13, 2005, February 17, 2006 and May 17, 2006. The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 11 with respect to the common stock of Universal Security Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule l3D is hereby amended and supplemented by adding the following information:

Item 1.   Security and Issuer

            This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company"). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.   Identity and Background

(a)-(c)	This Schedule 13D is filed by Michael Kovens (the "Reporting Person"). The Reporting Person's residence address is 1745 Palm Cove Blvd., #309, Delray Beach, FL 33445. Mr. Kovens is the President of Omni Motor Sports, Inc. located at 10711 Gilroy Road, Hunt Valley, Maryland 21031.

Item 4.   Purpose of Transaction

             The Reporting Person has disposed of the shares of Common Stock covered by this Schedule to decrease his equity position in the Issuer. The Reporting Person expects to dispose of additional shares of Common Stock reported as held herein from time to time to further decrease his equity position in the Issuer and as discussed below.

            On July 29, 2005, the Registration Statement filed by the Issuer on behalf of the Reporting Person, pursuant to a settlement agreement (the "Settlement Agreement") entered into on July 12, 2005 between the Reporting Person, the Issuer and related parties, was declared effective. Pursuant to the Settlement Agreement, the Issuer agreed to maintain the effectiveness of the Registration Statement until the earlier of one year after the Registration Statement has been declared effective (two years if the Issuer's Common Stock falls below $10.00 per share for ten consecutive trading days during the initial one year period) or all of the shares have been sold. The Reporting Person agreed to use reasonable efforts to sell all of his shares of Common Stock during the effectiveness of the Registration Statement.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 4 of 5 Pages

Item 5.   Interest in Securities of the Issuer

            (a) The Reporting Person is the beneficial owner of 187,742 shares of Common Stock, representing approximately 11.1% of the total outstanding shares of Common Stock (based on the 1,693,497 shares of Common Stock issued and outstanding as of the date of the Company's Form 10-Q for the quarter ended December 31, 2005).

(b)	(1)	Sole power to vote or to direct vote:	187,742
	(2)	Shared power to vote or to direct vote:	0
	(3)	Sole power to dispose or to direct disposition:	187,742
	(4)	Shared power to dispose or to direct disposition:	0

(c)	During the last 60 days, the Reporting Person has made the following sales of the Company's Common Stock:

Date	Shares	Per Share Price	Total Proceeds	Where Transacted
4/7/06	7,175	$23.34	$167,079	Open Market
5/1/06	11,000	$23.11	254,208	Open Market
5/1/06	10,000	$22.98	229,823	Open Market
5/3/06	100	$23.09	2,309	Open Market
5/12/06	11,000	$22.35	245,801	Open Market

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None, except as described in Item 4 to the Reporting Person's Schedule 13D/A filed July 18, 2005.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 5 of 5 Pages

Item 7.   Material to be Filed as Exhibits

None

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 17, 2006	/s/ Michael L. Kovens Michael L. Kovens

End.